UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 706,454
Financial instruments owned — At Fair Value	118,494,228
Deposits with clearing organization	11,672,292
Fees and commissions receivable	3,142,886
Deferred tax asset	1,250,124
Receivable from clearing organization — Net	519,801
Other assets	886,949
TOTAL	136,672,734
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable, accrued expense and other liabilities	$ 2,081,923
Due to Parent — Net	2,853,966
Total liabilities	4,935,889
Member's equity	131,736,845
TOTAL	136,672,734

See accompanying notes to financial statements.